November 22, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
ATTN: Mr. Gus Rodriguez
Accounting Branch Chief
100 F Street, NE
Washington, DC 20549

Re:    First Mid-Illinois Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 7, 2013
File No. 000-13368

Dear Mr. Rodriguez:

We received your letter dated November 8, 2013 in which you requested that we provide certain information to you, together with, and to the extent applicable, certain proposed disclosures to be included in future First Mid-Illinois Bancshares, Inc. (“Company”) filings with the Securities and Exchange Commission (“Commission”). The Company has given its responses below. To facilitate the staff’s review, this letter includes each of the staff’s comments which are italicized and immediately followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

Note 4-Investment Securities, page 63

1. You have a significant unrealized loss on your PreTSL XXVIII trust preferred collateralized debt obligation security at December 31, 2012 and September 30, 2013. The unrealized loss on this security represents 98% and 95% of its book value at December 31, 2012 and September 30, 2013. Please tell us why you believe the security was not other-than-temporarily impaired based on the assumptions utilized on page 30 and revise future filings to more fully explain why you believe your current accounting is correct. Please be sure to address each of the points below in your proposed response:

•
Why only 2% of the original collateral has been repaid since your investment and why this level of repayment is so low in comparison to the two trust preferred security investments sold in 2013 that had repayments of over 55%;

•	How you determine the discount rate and why this discount rate was significantly lower than the discount rates used for your other two trust preferred securities;

•
How you developed your estimate of the expected defaults and deferrals as a percentage of the remaining collateral of 34.3%. Why is this estimate so much lower than the actual defaults and deferrals as a percentage of remaining collateral of 2,570%;

U.S. Securities and Exchange Commission
Division of Corporation Finance
ATTN: Mr. Gus Rodriguez
November 22, 2013

•	The estimated loss severity on the securities that default and the specific factors that you considered in developing the estimated loss severity;

•	How you determine the projected losses on performing collateral;

•
How you consider the specific credit characteristics of the collateral in developing your estimate of future deferrals and defaults, including the earnings and capital ratios of each financial institution in the pool, the Texas Ratio, the number of quarters that interest has been deferred and the cumulative dividend amount owed to investors; and

•	How you determined your recovery rate assumption of 10%.

Response

The Company does not believe that its investment in PreTSL XXVIII is other-than-temporarily impaired (“OTTI”) as of December 31, 2012 or September 30, 2013. The unrealized loss on this security is primarily due to its long-term nature, a lack of demand or inactive market for the security, impending change to the regulatory treatment of trust preferred securities and uncertainty regarding the underlying financial institutions that have issued the security. Because the fair value of this investment is below its carrying value, the Company must evaluate the security for OTTI quarterly. As it is more likely than not that the Company will not sell the security prior to the recovery of its cost basis, FSP EITF Issue No. 99-20 codified into ASC 325-10 requires an assessment as to whether it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the security, and a quantification of the credit loss portion, if any. This evaluation is made in the form of a discounted cash flow analysis using a set of assumptions about the trust preferred collateral securing the investment. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available at a point in time. The Company utilizes an independent third-party to perform the OTTI evaluation, and believes the assumption inputs for the cash flow analysis are consistent with the requirement of ASC 325-10. The Company's management reviews the assumption inputs and methodology with the third-party to obtain an understanding of them and concurs they are appropriate for the PreTSL XXVIII evaluation. Based on the results of the PreTSL XXVIII evaluation at December 31, 2012 and September 30, 2013 the Company concluded that no additional OTTI was required.

In determining the various assumption inputs for the cash flow analysis, various factors are considered. These factors can vary greatly for each PreTSL security depending on things such as the timing of the issue, the structure of the security, the coupon rate of the security and the underlying collateral (issuers) of the security.

Prepayments:

In general, trust preferred security redemptions by banks have been motivated by economic and regulatory factors. As noted, the Company sold two trust preferred securities earlier this year that had cumulative prepayments in excess of 55% as of June 30, 2013. This high redemption rate is driven by the fact that the collateral in these issuances had fixed rate coupons in excess of 9% as they were underwritten in 2000 & 2001, prior to the increase in issuances of trust preferred securities that allowed banks to issue floating rate collateral with lower spreads. In recent years, these older trust preferred securities have passed their first call dates, and in a low interest rate environment, healthy, well capitalized banks have actively called these trust preferred securities to reduce their cost of capital.

U.S. Securities and Exchange Commission
Division of Corporation Finance
ATTN: Mr. Gus Rodriguez
November 22, 2013

In contrast, PreTSL XXVIII, which remains on the Company’s balance sheet, had cumulative prepayments of 2% as of December 31, 2012 and 4% as of June 30 and September 30, 2013. PreTSL XXVIII was issued in the fall of 2007 at the top of the trust preferred market. Its collateral is predominantly floating rate, and features a weighted average spread of only 227 basis points, which is well below the current cost of capital for most community and regional banks. As a consequence, there is not the same economic incentive for issuers to call these trust preferred securities as there was for the issuers of PreTSL I and PreTSL II.

Regulatory treatment of trust preferred securities is an additional factor that has motivated bank redemptions over the last several years. Trust preferred securities were originally issued as a form of Tier 1 regulatory capital, but under Basel III, trust preferred securities will be phased-out of Tier 1 capital for banks with total assets exceeding $15 billion. The pending loss of regulatory capital treatment for trust preferred securities has incented many larger banks to call their pooled issues. In fact, the one bank redemption in PreTSL XXVIII was a large bank holding company whose total assets were in excess of $15 billion. In contrast, there were five redemptions in PreTSL I by large banks, and six in PreTSL II, which also played a role in the disparity in prepayment rates across these deals. Given that there is only one remaining large issuer in PreTSL XXVIII that is subject to the Basel III phase-out, and the low coupon rates on the collateral, the Company expects bank prepayments for this security to remain lower than PreTSL I and PreTSL II. In light of these factors, bank prepayments for each issuer are projected based on its coupon and regulatory treatment under Basel III. The estimates are also based on historical prepayment rates observed in trust preferred securities since 2010.

PreTSL XXVIII also contains collateral issued by insurance companies whose prepayment activity varies from bank prepayment rates. This collateral is primarily floating rate, with spreads ranging from 285-390 basis points which is generally below the current cost of funding for most insurance companies. PreTSL I and PreTSL II did not contain any collateral issued by insurance companies.

Discount Rate:

The discount rate assumption used in the cash flow analysis for OTTI evaluation is dictated by ASC 325-10, which states that “cash flows estimated at the current financial reporting date shall be discounted at a rate equal to the current yield used to accrete the beneficial interest.” For the Company’s trust preferred securities, this rate is the coupon rate on each security. The Company’s investment in PreTSL I and PreTSL II had fixed rate coupons of 9.74% and 9.68%, respectively, while the investment in PreTSL XXVIII has a floating rate coupon of 3-month LIBOR plus 90 basis points. Since the estimate of 3-month LIBOR is based on the forward curve on the measurement date, and is therefore variable, the discount assumption for PreTSL XXVIII is a range of projected coupons over the expected life of the security. As of December 31, 2012, the projected coupons ranged from 1.60%-4.95%. As of September 30, 2013, the projected coupons ranged from 1.54%-5.94%.

Deferrals/Defaults/Projected Losses/Specific Credit Characteristics:

Default projections include those issuers that are currently in deferral and those that are currently performing. As of December 31 2012, there were nine bank issuers and zero insurance company issuers in deferral. To be conservative, it is assumed that any deferring banks will default at the next payment date unless they have entered into a definitive agreement to be acquired or to raise a material amount of capital, or exhibit strong capital ratios, low levels of non-performing assets, and a recent history of profitability that would indicate they have a very high probability of curing their deferrals within the terms of the issue. The criteria applied to project cures are stringent and as of December 31, 2012, it was assumed that all nine deferring banks would default immediately.

U.S. Securities and Exchange Commission
Division of Corporation Finance
ATTN: Mr. Gus Rodriguez
November 22, 2013

To identify banks with a high risk of near term default or deferral, a credit model developed by the third-party is utilized that scores each bank issuer based on 29 different ratios covering capital adequacy, asset quality, earnings, liquidity, the Texas Ratio, and sensitivity to interest rates [the amount of cumulative interest a deferring issuer owes to investors would be recorded in the issuers financial statements and therefore reflected in the ratios utilized in the credit model]. As of December 31, 2012 and September 30, 2013, no additional banks were identified that displayed material risk of near term deferral or default. This result is consistent with the fact that there have been no deferrals in PreTSL XXVIII since March of 2012. In fact, across all trust preferred security pools, cures have outpaced new deferrals in every quarter since that date, as the credit metrics of many community banks have improved dramatically over the last two years.

To account for longer term bank default risk not captured by the credit model, it is assumed that banks will default at a rate of 2% annually for the first two years of the cash flow projection, and 36 basis points in each year thereafter. The near term default rate of 2% is benchmarked to the peak bank failure rate exhibited during the S&L crisis, and is intended to cover any legacy risk from the credit crisis. Longer term, it is assumed that banks that never deferred during the credit crisis are not likely to fail at rates that surpass the pre-credit crisis historical average of 36 basis points annually.

All of the insurance company credits in PreTSL XXVIII are rated by AM Best, a ratings agency that specializes in the insurance industry. Overall, this pool is investment grade, as the weakest credit is rated BBB-. To project defaults for these issuers, each issuer’s credit rating is mapped to its idealized default rate, which is AM Best’s estimate of the historical default rate for insurance companies with that rating. To be conservative, this default probability is doubled in each of the first two years of the cash flow projection.

In the aggregate, as of December 31, 2012 and September 30, 2013, we projected that $121.2 million and $103.7 million, respectively, of collateral would default over the life of the deal, which was equal to 34.3% and 33.20%, respectively, of the total collateral of the deal. Actual defaults and deferrals as of December 31, 2012 and September 30, 2013 were 25.70% and 25.20%, respectively. [The 2,570% reported at December 31, 2012 was a formatting error in the disclosure that has since been corrected.]

Loss Severity/Recoveries:

Until the recent credit crisis, historical data on recoveries for bank trust preferred securities, and other forms of debt and preferred stock, was quite limited. Because of this fact, and due to the deeply subordinated nature of trust preferred securities, conservative recovery assumptions have been developed in the Company’s forecasts. It is assumed that trust preferred securities issued by banks that have already failed will have zero recoveries, and that banks projected to default will have recoveries of 10%. Recoveries on most banks that failed during the credit crisis have been minimal, while more recently, a number of distressed bank holding companies have opted to sell their assets under section 363 of the United States Bankruptcy Code, which has resulted in a broader set of recoveries ranging from zero to as much as par.

U.S. Securities and Exchange Commission
Division of Corporation Finance
ATTN: Mr. Gus Rodriguez
November 22, 2013

Additionally, the 10% recovery assumption, or estimated loss severity of 90% [loss severity=par minus recovery], incorporates the potential for cures by banks that are currently in deferral, a trend which has been quite strong over the past several years. Globally, banks have cured deferrals on $2.3 billion of pooled trust preferred securities since the credit crisis, leaving $3.9 billion of deferring collateral outstanding. The trends are similar in PreTSL XXVIII. For example, as of December 31, 2012, there were nine banks in deferral on $43.5 million of collateral, none of which was projected to cure. Subsequently, one of these banks reached an agreement to be acquired by a strong bank, and another has shown significant improvement in its financial ratios, so these banks have since been added to the cure projections. These two issuers comprise 23% of the $43.5 million of deferring collateral that was projected to default at the December 31, 2012 disclosure.

Conclusion:

Using the assumptions described above, cash flows are projected for the Company’s investment in PreTSL XXVIII and discount at the interest rate specified by ASC 325-10. In accordance with this guidance, if the net present value of discounted projected cash flows is less than the amortized cost of the investment, the difference represents OTTI. As of the December 31, 2012 and September 30, 2013 disclosure dates, the OTTI evaluations for PreTSL XXVIII showed there was no additional OTTI in the Company’s investment. During prior reporting periods, the Company recorded cumulative impairment charges of approximately $1.1 million or 23.4% of its original investment. These charges reduced the amortized cost of the investment, and currently serve as an additional buffer against further impairment charges should the recently improving credit trends in PreTSL XXVIII reverse at some point in the future.

In order to more fully explain its current accounting and support its conclusions regarding OTTI evaluation, the Company will revise its disclosure in its Financial Statements under the heading "Other-than-temporary Impairment" in Note 4 - Investment Securities in all future filings as it applies to the current status of its investment portfolio to the following:

Other-than-temporary Impairment. Upon acquisition of a security, the Company determines whether it is within the scope of the accounting guidance for investments in debt and equity securities or whether it must be evaluated for impairment under the accounting guidance for beneficial interests in securitized financial assets

The Company conducts periodic reviews to evaluate its investment securities to determine whether OTTI has occurred. While all securities are considered, the securities primarily impacted by OTTI evaluation are pooled trust preferred securities. For the pooled trust preferred security currently in the investment portfolio, an extensive review is conducted to determine if any additional OTTI has occurred. The Company utilizes an independent third-party to perform the OTTI evaluation. The Company's management reviews the assumption inputs and methodology with the third-party to obtain an understanding of them and determine if they are appropriate for the evaluation. Economic models are used to project future cash flows for the security based on current assumptions for discount rate, prepayments, default and deferral rates and recoveries. These assumptions are determined based on the structure of the issuance, the specific collateral underlying the security, historical performance of trust preferred securities and general state of the economy. The OTTI test compares the present value of the cash flows from quarter to quarter to determine if there has been an adverse change which could indicate additional OTTI.

The discount rate assumption used in the cash flow model is equal to the current yield used to accrete the beneficial interest. The Company’s current trust preferred security investment has a floating rate coupon of 3-month LIBOR plus 90 basis points. Since the estimate of 3-month LIBOR is based on the forward curve on the measurement date, and is therefore variable, the discount assumption for this security is a range of projected coupons over the expected life of the security.

The Company considers the likelihood that issuers will prepay their securities which changes the amount of expected cash flows. Factors such as the coupon rates of collateral, economic conditions and regulatory changes, such as the Dodd-Frank Act and Basel III, are considered.

The trust preferred security includes collateral issued by financial institutions and insurance companies. To identify bank issuers with a high risk of near term default or deferral, a credit model developed by the third-party is utilized that scores each bank issuer based on 29 different ratios covering capital adequacy, asset quality, earnings, liquidity, the Texas Ratio, and sensitivity to interest rates. To account for longer term bank default risk not captured by the credit model, it is assumed that banks will default at a rate of 2% annually for the first two years of the cash flow projection, and 36 basis points in each year thereafter. To project defaults for insurance issuers, each issuer’s credit rating is mapped to its idealized default rate, which is AM Best’s estimate of the historical default rate for insurance companies with that rating.

Lastly, it is assumed that trust preferred securities issued by banks that have already failed will have no recoveries, and that banks projected to default will have recoveries of 10%. Additionally, the 10% recovery assumption, incorporates the potential for cures by banks that are currently in deferral.

If the Company determines that a given pooled trust preferred security position will be subject to a write-down or loss, the Company records the expected credit loss as a charge to earnings.

Business Strategy

2. In each of your quarterly reports in 2013, you discuss the progress of changes to your risk management programs implemented through a project named Excellence 2015. In future filings, please discuss this project, including the costs and likely benefits to First Mid-Illinois. Also, please tell us whether the Excellence 2015 project was undertaken as a result of any weaknesses or deficiencies identified as part of your controls assessments.

Response

Excellence 2015 is a strategic initiative plan that was developed in 2012. This three-year strategic plan has broad-based initiatives designed to ensure the the Company performs at a level with the highest performing community banks in the Midwest and to increase value for its shareholders, customers and employees in the future. The strategic plan was developed by the senior management of the Company without incurring costs for any third-party assistance. This initiative coincides with the 150th anniversary of the organization that will occur in April 2015. The Excellence 2015 plan was not undertaken as a result of any weaknesses or deficiencies identified during the Company's control assessments but rather is part of the Company's effort to continually assess and improve itself.

Securities and Exchange Commission
Division of Corporation Finance
ATTN: Mr. Gus Rodriguez
November 22, 2013

Excellence 2015 is comprised of broad strategies for growth, customers, employees, operations & infrastructure and shareholders. These strategies are discussed within "Item 1. Business" of the Company's Form 10-K under the "Business Strategies" heading. In the Excellence 2015 plan, each strategy includes several objectives and identifies action plans to meet these objectives. These action plans are being developed and implemented over the three-year period of the Excellence 2015 plan. As the plans are implemented, we will discuss their costs and likely benefits to the Company in subsequent filings. As stated earlier, these plans, objectives and strategies are intended and designed to improve specific areas and the Company as a whole and not to address any identified weaknesses or deficiencies.

The Enterprise Risk Management ("ERM") project is one action plan of the Excellence 2015 strategic initiatives. This purpose of the ERM project is to ensure that the risk management systems in the Company's various business lines are aligned to the Company's enterprise-wide strategy and to develop proper procedures and measurements that will effectively, and proactively, identify, monitor and manage risk. The Company began the groundwork of this action plan in early 2013 and expects to implement it in 2014. It is the Company's intention to develop disclosure regarding its ERM project when the project is complete and ready to be implemented. This disclosure will be included in the Business Strategies section of the Company's subsequent Form 10-K filings.

Further, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at mtaylor@firstmid.com or (217) 258-3306 if you should have any questions about this letter.

Sincerely,
Michael L. Taylor
Executive Vice-President & Chief Financial Officer
First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, IL 61938
(217) 258-3306